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                                                                      EXHIBIT 12
                            STEWART ENTERPRISES, INC.
                                AND SUBSIDIARIES

                CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)

                                   (UNAUDITED)


                                    NINE MONTHS
                                       ENDED                                    YEARS ENDED OCTOBER 31,
                                      JULY 31,     -------------------------------------------------------------------------------
                                        2003            2002             2001                2000          1999            1998
                                    -----------    -------------    --------------        -----------   -----------    -----------
Earnings (loss) from operations
  before income taxes ............. $    27,103(2) $    49,321(3) $     (187,181)(4)(5) $   105,187   $   142,551(6) $    64,964(7)

Fixed charges:
   Interest charges (1) ...........      40,634         62,655            64,235             62,748        55,543         44,107
   Interest portion of
    lease expense .................       1,344          2,258             2,882              3,379         2,859          2,814
                                    -----------    -----------    --------------        -----------   -----------    -----------
Total fixed charges ...............      41,978         64,913            67,117             66,127        58,402         46,921

Earnings (loss) from operations
  before income taxes and
  fixed charges, less
  capitalized interest ............ $    68,852(2) $   113,918(3) $     (120,727)(4)(5) $   169,960   $   200,118(6) $   111,599(7)
                                    ===========    ===========    ==============        ===========   ===========    ===========

Ratio of earnings to
  fixed charges ...................        1.64(2)        1.75(3)             --(4)(5)         2.57          3.43(6)        2.38(7)
                                    ===========    ===========    ==============        ===========   ===========    ===========

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(1)      Includes capitalized interest expense of $229 for the nine months ended
         July 31, 2003 and $316, $663, $1,354, $835 and $286 for fiscal years ended 2002, 2001, 2000, 1999 and 1998, respectively.

(2) Includes a charge of $11,289 for the loss on early extinguishment of debt in connection with the redemption of the ROARS.

(3) Includes a noncash charge of $18,500 recorded in connection with the writedown of assets held for sale.

(4) Excludes extraordinary item of $5,472 (net of a $3,648 income tax benefit) and the cumulative effect of change in accounting principles of $250,004 (net of a $166,669 income tax benefit).

(5) Includes a noncash charge of $269,158 recorded in connection with the writedowns of assets held for sale and other charges. As a result of this charge, the Company's earnings for fiscal year 2001 were insufficient to cover its fixed charges, and an additional $187,844 in pretax earnings would have been required to eliminate the coverage deficiency.

(6) Excludes cumulative effect of change in accounting principle of $50,101 (net of $28,798 income tax benefit).

(7) Includes a nonrecurring, noncash charge of $76,762 recorded in connection with the vesting of the Company's performance-based stock options.


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       During the periods presented, the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.